SRK Consulting (Canada) Inc.
101, 1984 Regent St. S
Sudbury, Ontario, Canada
P3E 5S1

T: +1.705.682.3270

sudbury@srk.com
www.srk.com

March 28, 2018

VIA EDGAR

United States Securities and Exchange Commission

Re:	First Majestic Silver Corp. (the “Company”)
Annual Report on Form 40- F
Consent of Expert

CONSENT of AUTHOR

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2017 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2017.

I, Dominic Chartier, PGeo of SRK Consulting (Canada) Inc., hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report:

“Technical Report for the La Parrilla Silver Mine, San Jose de La Parrilla, Durango, Mexico” dated December 31, 2016 (the “Technical Report”).

and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report. Yours truly,

Dominic Chartier, PGeo
Senior Consultant (Geology)
SRK Consulting (Canada) Inc.

VP	First_Majestic_40-F-Form of Consent - Dominic_Chartier_20180328.docx	28 March 2018